Management’s Discussion and Analysis

Three and nine month periods ended September 30, 2007

This Management Discussion and Analysis (“MD&A”) dated November 7th, 2007 should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2007 and the audited consolidated financial statements, notes and MD&A thereto of QSound Labs, Inc. (“QSound” or the “Company”) for the year ended December 31, 2006. This additional information, together with the Annual Report on Form 20-F, can be found on SEDAR, EDGAR and the Company’s website at www.qsound.com.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are stated in United States dollars. This discussion provides management’s analysis of the Company’s historical financial and operating performance based on information currently available and provides estimates of the Company’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant.

Forward looking statements:

This discussion includes certain forward-looking statements that are based upon current expectations, which involve risks and uncertainties associated with our business and the economic environment in which the business operates. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, the words anticipate, believe, plan, estimate, expect, intend, should and similar expressions are intended to identify forward-looking statements. Should one or more of the risks and uncertainties materialize or should the underlying assumptions prove incorrect, actual results or events may differ materially from current expectations. Please refer to the Risks identified within the Annual Report on Form 20-F. The Company does not intend, and disclaims any obligation, to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Overview:

QSound is a world leader in the development, marketing and distribution of audio enhancement and audio synthesis technologies, and audio software engines. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia, and Internet markets. The Company’s cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems.

QSound’s subsidiaries QCommerce Inc. and QTelNet Inc., provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

Financial overview:

Revenue:

	Three months ended September 30				Nine months ended September 30
	2007	%	2006	%	2007	%	2006	%
Up front license fees	-	-%	38,900	12%	251,600	12%	688,249	47%
Royalties and recurring license fees	618,131	92%	223,406	65%	1,639,399	79%	530,828	37%
Audio product sales	20,613	3%	25,806	8%	76,379	4%	73,315	5%
E-commerce product sales	33,550	5%	41,668	12%	104,665	5%	124,789	9%
Telephony product sales	-	-%	11,907	3%	2,641	-%	28,444	2%
	672,294	100%	341,687	100%	2,074,684	100%	1,445,625	100%

Royalty and recurring license fee revenue for the three months ended September 30, 2007 increased 177% to $618,131 from $223,406 for the three months ended September 30, 2006. This increase reflects continuing growth in recurring royalty revenue from its microQ technology, with licensees continuing to see increasing levels of product sales. For the nine months ended September 30, 2007 and 2006 royalty and recurring license fee revenue was $1,639,399 and $530,828 respectively, an increase of 209%. The nine month increase reflects the increasing level of product sales with microQ embedded technology together with the Company’s focus in securing annual license fees with certain strategic partners. QSound expects royalty revenue growth to continue quarter over quarter, however, due to revenue recognition criteria there will be quarterly fluctuations in the level of recurring license fees but anticipated growth on an annual basis. Both growth of royalties and recurring license fees being indicative of the Company’s strategic focus of continuing to grow recurring revenues from licensing its microQ technology.

Up front license fees for the three months ended September 30, 2007 and 2006 were $- and $38,900 respectively, a decrease of 100%. For the nine months ended September 30, 2007 up front license fee revenue decreased 63% to $251,600 from $688,249 in the corresponding period in 2006. As the focus continues to be to build a more stable base of recurring revenue the influence on the Company’s total revenue by large up front license or engineering fees that may have been negotiated within license agreements will be less marked, although QSound will continue to negotiate these into its license agreements.

Total product sales have declined 32% to $54,163 for the three months to September 30, 2007 from $79,381 in 2006. For the nine months ended September 30, 2007 and 2006 revenues were $183,685 and $226,548 respectively, a decrease of 19%. Both the three and nine month declines seen in 2007 are attributable to falling levels of sales within the e-commerce and telephony segments. The increase in audio product sales has resulted from higher levels of chip sales during the nine months to September 30, 2007.

Expenses:

	Three months ended September 30				Nine months ended September 30
	2007	%	2006	%	2007	%	2006	%
Marketing	302,253	35%	274,602	33%	1,036,081	39%	771,312	29%
Operations	36,490	4%	35,427	4%	103,395	4%	105,237	4%
Product engineering	200,063	23%	199,682	24%	548,062	20%	629,196	24%
Administration	264,405	31%	234,079	28%	846,670	31%	719,600	28%
Foreign exchange loss	915	-%	(8,343)	(1%)	1,106	-%	564	-%
Amortization	55,690	7%	100,303	12%	166,315	6%	382,443	15%
	859,816	100%	835,750	100%	2,701,629	100%	2,608,352	100%

Expenses for the three months ended September 30, 2007 and 2006 were $859,816 and $835,750 respectively, an increase of 3%. Expenses for the nine months ended September 30, 2007 were $2,701,629 as compared to $2,608,352 in 2006, an increase of 4%. These small movements have occurred as the Company continues to experience increasing cost levels due to the strengthening of the Canadian dollar against the United States dollar.

For the three months ended September 30, 2007, marketing expenses were $302,253, as compared to $274,602 in 2006. This 10% increase was primarily due to an increase in compensation expense of $62,000 relating to higher payroll expenses relating to new employees hired during the latter part of 2006 and a $7,000 increase in consultant costs, being offset by a $36,000 decrease in stock based compensation. For the nine months ended September 30, 2007 marketing expenses increased by $264,769 or 34%, to $1,036,081 as compared to $771,312 in 2006 with the increase as a result of the same factors as described above.

Operations expenses have remained constant at $36,490 for the three months ended September 30, 2007 compared to $35,427 for the same period in 2006. For the nine months ended September 30, 2007 operations expenses decreased by 2% to $103,395 from $105,237 in 2006. This slight decline in expenditure is reflective of lower levels of support required for the E-commerce segment of the business in 2007.

For the three months ended September 30, 2007, product engineering expenses have remained constant at $200,063 as compared to $199,682 for the same period in 2006. For the nine months ended September 30, 2007 and 2006 product engineering expenses were $548,062 and $629,196 respectively, a decrease of 13%, primarily as a result of a $68,000 decrease in payroll costs together with a $30,000 decrease in stock based compensation.

Administration expenses have increased 13% to $264,405 for the three months ended September 30, 2007 from $234,079 for the same period in 2006.  This increase is attributable to an increase in audit fees of $20,000 as the Company now undergoes a review of its interim financial statements due to the increasing complexity of both Canadian and U.S. accounting standards, and an increase in compensation expense of $21,000. This increase in costs was negated by the successful recovery of a doubtful account amounting to $8,000 which had been provided for in 2006. For the nine months ended September 30, 2007 administration expenses were $846,670 as compared to $719,600 for the same period in 2006. The 18% increase being primarily due to a $75,000 increase in audit fees and a $51,000 increase in compensation expense.

Amortization for the three months ended September 30, 2007 decreased 44% to $55,690 from $100,303 in 2006, and for the nine months ended September 30, 2007 decreased 57% to $166,315 from $382,443 in 2006. The decreases occurring as a result of the impairment charge on property and equipment which occurred during 2006.

Interest income:

Interest income was $16,168 and $59,812 in the three and nine months ended September 30, 2007 compared to $23,722 and $55,998 for the same periods in 2006. The decrease in the three month period is resultant from lower levels of surplus cash balances being invested due to the cash requirements of the Company’s operating activities. The Company expects interest income to continue to decrease in the short term due to cash balances being used for operating activities and the expected decrease in US interest rates.

Interest on convertible notes and accretion expense:

Interest on convertible notes has remained constant for the three months ended September 30, 2007 at $20,794 compared to the same period in 2006, and for the nine months ended September 30, 2007 has increased 52% to $61,705 from $40,541 in 2006. The increase for the nine months ended September 30, 2007 is as expected and results from the issuance of the convertible notes on March 27, 2006. The Company expects interest on convertible notes to decrease in the short term due to expectations of falling US interest rates.

Accretion expense for the three months ended September 30, 2007 increased 29% to $19,208 from $14,866 in the corresponding period in 2006, and for the nine months ended September 30, 2007 increased 90% to $57,305 from $30,217. Both increases are due to using the Effective Interest Rate within the accretion calculation.

Summary of quarterly results:

The following table sets out certain operating results and balance sheet items of the Company for the past eight quarters:

	2007			2006				2005
	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
Revenue	672,294	796,030	606,360	543,405	341,687	430,168	673,770	403,015
Net loss	(234,544)	(158,179)	(396,728)	(509,781)	(533,020)	(491,072)	(200,351)	(475,223)
Loss per share	(0.02)	(0.02)	(0.04)	(0.05)	(0.06)	(0.06)	(0.02)	(0.06)
Total cash	1,507,956	1,832,503	1,824,038	2,316,476	2,307,783	2,464,122	2,223,655	1,222,729
Total assets	3,251,976	3,363,809	3,531,771	3,534,885	4,041,512	4,202,713	4,411,921	3,002,315
Total debt	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	–

Financial condition:

QSound has historically financed its operations through the issuance of common shares and debt. As at September 30, 2007, the Company had cash and cash equivalents totaling $1,507,956 compared to $2,316,476 as at December 31, 2006. The Company had convertible notes amounting to $1,000,000 outstanding at September 30, 2007 and December 31, 2006.

For the three months ended September 30, 2007 cash used in operating activities was $375,770 compared to $191,548 for the three months ended September 30, 2006. For the nine months ended September 30, 2007 and 2006 cash used in operating activities was $980,682 and $635,043 respectively. The movements in each of the reported periods have resulted from the changes in non cash working capital balances with these being influenced by movements in accounts receivable, and in 2006 the movements in deferred revenues.

For the three months ended September 30, 2007 and 2006 cash provided from financing activities was $59,644 and $43,820 respectively. Cash provided from financing activities in these periods resulted from the exercise of stock options. For the nine months ended September 30, 2007 and 2006 cash provided by financing activities was $156,499 and $1,781,782 respectively. The large movement is attributable to 500,000 warrants being exercised for $520,000 and the issuance of $1,000,000 convertible notes during the nine months ended September 30, 2006.

For the three months ended September 30, 2007 and 2006 cash used in investing activities was $8,421 and $8,611 respectively. For the nine months ended September 30, 2007 cash provided from investing activities was $15,663 compared to cash used in investing of $61,685 for the nine months ended September 30, 2006.  Cash provided from investing activities resulted primarily from receipt of $36,000 of the outstanding Note Receivable and receipt of $586 from the Sale of Property and Equipment, offset by investment in Property and Equipment of $13,912 and Intangible Assets of $7,011. Cash used in investing activities in the nine months ended September 30, 2006 resulted primarily from $39,500 expended on Deferred Development Costs, $22,547 expended on Intangible Assets and $26,080 expended on Property and Equipment, being offset by receipt of $26,442 of the outstanding Note Receivable.

The Company continues to take steps to ensure that its technology is current and up to date and will endeavor to maintain this through continuing research and development, and protecting its technology through the registration of trademarks and patents.

Management believes that the Company’s current cash and anticipated cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future.

Critical accounting estimates and policies:

The preparation of the consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Stock-based compensation:

The Company uses the fair value based method of accounting for stock options. Determination of the amounts of stock-based compensation is based on the assumption of stock volatility, interest rates, forfeitures and the term of the option. Such assumptions by their nature are subject to measurement uncertainty.

Revenue recognition:

QSound generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Changes in accounting policies:

Financial Instruments: Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed, and therefore the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Upon adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Accounts receivable and the note receivable are classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities, and convertible notes are classified as other financial liabilities, which are measure at amortized cost. The Company had neither available for sale, nor held to maturity instruments during the three and nine months ended September 30, 2007.

The Company had no “other comprehensive income or loss” transactions during the three and nine months ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Internal controls over financial reporting

The Chief Executive Officer and the Chief Financial Officer of QSound are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian GAAP. The Company has assessed the design of its internal control over financial reporting and has identified the following material weakness:

•

Due to the limited number of staff at QSound, it is not feasible to achieve complete segregation of duties.

This weakness could result in more than a remote likelihood that a material misstatement would not be prevented or detected. While management of QSound have in place mitigating factors, namely the CEO and CFO being actively involved in the Company’s operational and financial activities, a system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

Risks

There have been no material changes to the disclosures set forth in Part I, Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.